November 14, 2019

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Attention: Craig Wilson, Senior Assistant Chief Accountant
Morgan Youngwood, Staff Accountant

Re: Electronic Arts Inc.
Form 10-K for the Fiscal Year Ended March 31, 2019
Filed on May 24, 2019
File No. 000-17948

Ladies and Gentlemen:

Electronic Arts Inc. (“EA”, the “Company”, or “we”) submits this letter in response to the comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by letter dated October 31, 2019 (the “Comment Letter”), relating to the Company’s Form 10-K for the fiscal year ended March 31, 2019 (File No. 000-17948) originally filed with the Commission on May 24, 2019 (the “Form 10-K”).

In this letter, we have referred to the Staff’s Comment No. 1 through 5 in the Comment Letter in italicized, bold type and have followed it with EA’s response to the Staff’s comments.

Form 10-K for the Fiscal Year Ended March 31, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 33

1.
We note from your response to prior comment 1 that growth in extra content has been critical to your digital transformation. With a view toward future disclosure of this trend, please provide qualitative and quantitative analysis disclosure of extra content sales. Such analysis should explain the trends and underlying causes for increases across your live services and mobile revenues attributable to those sales of extra content. See Item 303(a)(3) of Regulation S-K and the related Instructions to paragraph 303(a).

In our MD&A, we include a narrative description of our digital business, and associated trends within our digital business, under the heading “Digital Business” (the “Digital Business Trend Disclosure”) which currently provides a qualitative and quantitative analysis of the trends that are most relevant to understanding our Digital Business. In order to provide investors with information about the trends in the live services that we provide on an ongoing basis for console and PC platforms, in future filings we will continue to provide disclosure about our net revenue attributable to live services, and we will provide additional disclosure about our net revenue attributable to extra content within the

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category of live services, and net revenue from extra content sales for the Ultimate Team mode that is associated with our sports franchises.

Draft revised text for the relevant portion of the Digital Business Trend Disclosure is provided below (proposed added language is underlined; proposed removed language is struck through):

Trends in Our Business

Digital Business. Players increasingly purchase our games as digital downloads, as opposed to purchasing physical discs, and engage with the live services that we provide on an ongoing basis. Our live services provide additional depth and engagement opportunities for our players and include extra content, subscriptions, and esports. Our net revenue attributable to live services for the console and PC platforms ~~comprised 45 percent of our total net revenue during fiscal year 2019~~ was $2,216 million, $2,083 million and $1,589 million during fiscal years 2019, 2018 and 2017, respectively, and we expect that live services net revenue will continue to be material to our business. Within live services, net revenue attributable to extra content was $1,631 million, $1,476 million and $1,204 million during fiscal years 2019, 2018 and 2017, respectively. Net revenue attributable to extra content has increased as players engage with our games and services over longer periods of time, and purchase additional content designed to enhance the overall gameplay experience. Our most popular live service is the extra content purchased for the Ultimate Team mode associated with our sports franchises. Ultimate Team allows players to collect current and former professional players in order to build and compete as a personalized team. Net revenue from extra content sales for Ultimate Team ~~represented approximately 28 percent of our total net revenues during fiscal year 2019~~ was $1,369 million, $1,180 million and $867 million during fiscal years 2019, 2018 and 2017, respectively, a substantial portion of which was derived from FIFA Ultimate Team.

With regard to extra content derived from sales on the mobile platform, we provide a narrative description of trends within our free-to-play business model, including on the mobile platform, in our MD&A under the heading “Free-to-Play Games” (the “Free-to-Play Trend Disclosure”). Company management believes that net revenue growth on both the mobile platform and the extra content associated with mobile games will be driven by the trend of industry-wide growth in mobile gaming, as currently discussed in the Free-To-Play Trend Disclosure, as well as our ability to develop and publish games and services that engage players which is, and always has been, a cornerstone of the Company’s performance on all platforms. Extra content net revenue as a percentage of mobile net revenue has consistently remained between 80% and 90% during the period covered by the Form 10-K, and Company management does not expect the proportion of net revenue from extra content within mobile net revenue to materially change, given the way in which players now access and engage with our mobile games.

In our future periodic reports on Forms 10-Q and 10-K, we will modify the Free-to-Play Trend Disclosure to address that sales of extra content are the primary driver of our mobile net revenue.

Consolidated Financial Statements

Description of Business and Basis of Presentation

Revenue Recognition, page 53

2.
Your response to prior comment 2 indicates that the estimated offering period for future update rights and the online hosting service are the same for in-game content and full game sales. Please help us understand why revenue for in-game content would not begin to be recognized when the content was purchased. In addition, please indicate whether the estimated offering period for sales of in-game content can exceed the estimated service period of the updates rights and the online hosting services or whether you extend the estimated service periods for the sold items.

209 Redwood Shores Parkway, Redwood City, CA 94065 [TEL] 650 628 1500 www.ea.com

We respectfully advise the Staff that revenue for in-game content begins to be recognized when the content is purchased. As discussed in the September 12 Letter, the acquisition of a full game and future purchases of in-game content are separate transactions. We made this determination with reference to the contract modification guidance in ASC 606-10-25-12 as in-game content is distinct from the full game and sold at a price consistent with its standalone selling price. Accordingly, the “transfer of control” per ASC 606-10-25-25 for the future update rights and online hosting services (“the Service-Related Performance Obligations”) for each transaction also occur separately. Therefore, while the length of the estimated offering period for the Service-Related Performance Obligations is currently the same for in-game content sales and full game sales (e.g., six months for digitally-distributed content), the date that revenue recognition commences for in-game content sales and full game sales are generally different as revenue recognition commences at the date the specific purchase transaction occurs. We also note that we determined our estimated offering period using data from historical transactions by players that purchased in-game content as well as those who did not. Therefore, our estimate of the offering period inherently considers the amount of time players engage with the in-game content.

Because full game sales and in-game content sales are accounted for as separate transactions, it is possible for the last date on which revenue is recognized with respect to the Service-Related Performance Obligations related to an in-game content sale to be later than the last date on which revenue is recognized with respect to the Service-Related Performance Obligations for the underlying full game sale. For example, revenue attributable to the Service-Related Performance Obligations sold with a full game digitally on January 1st would be recognized ratably during the six months beginning in January and ending in June, while revenue attributable to the Service-Related Performance Obligations associated with a digital sale of in-game content on August 1st by the same player, who purchased the full game on January 1st, would be recognized ratably during the six months beginning in August and ending in January of the following year. The length of the estimated offering period for the January 1st sale of the full game, the August 1st sale of in-game content and any other in-game content purchases by the same player would not change.

Separately, it is also possible that the last date on which revenue is recognized for the Service-Related Performance Obligations related to the underlying full game sale to be later than the last date on which revenue is recognized with respect to the Service-Related Performance Obligations for an in-game content sale for that game. For example, revenue attributable to the Service-Related Performance Obligations associated with a full game sold at retail on January 1st would be recognized ratably during the nine months ending in September, while revenue attributable to the Service-Related Performance Obligations associated with a digital sale of the related in-game content on March 1st by the same player for the full game sold at retail on January 1st would be recognized ratably during the six months beginning in March and ending in August.

Because the acquisition of a full game and future purchases of in-game content are separate transactions and the estimated offering period considers combined player data from both full games and extra content, we do not extend – or shorten – the service period (i.e., estimated offering period) for the Service-Related Performance Obligations associated with an item sold prior (e.g., the full game or other in-game content) to the purchase of in-game content.

3.	We are continuing to evaluate your responses to prior comments 3 of our letters dated July 18, 2019 and August 28, 2019, and may have additional comments.

We acknowledge that you are continuing to evaluate our responses to prior comments 3 of your letters dated July 18, 2019 and August 28, 2019 and that you may have additional comments.

4.
We note from your disclosures on page 29 that games sold at retail have a composite offering period equal to the online gameplay period plus time in the channel and the service related performance obligations are generally recognized over an estimated nine month period beginning in the month after shipment. Please help us understand why revenue for these performance obligations does not begin to be recognized upon a sale of a game to the end user.

209 Redwood Shores Parkway, Redwood City, CA 94065 [TEL] 650 628 1500 www.ea.com

We respectfully advise the Staff that for Games with Services sold at retail, the Service-Related Performance Obligations are the future update rights and online hosting services. The transfer of control and related revenue recognition for the future update rights performance obligation commences when the retailer purchases the full game while the transfer of control and related revenue recognition for the online hosting performance obligation commences when the end user acquires the full game.

Future Update Rights

When a retailer purchases a full game, the retailer receives a right to resell the most current, up to date, game available on the market to the end user, including any updates that we may provide, on a when-and-if available basis without an additional fee, between the date the retailer purchases the game and the date the retailer resells the game to the end user. We referenced TRG Agenda Paper No. 16, paragraphs 3 and 13 and determined that the future update rights are considered a “Type A” performance obligation to the retailer as these rights provide the retailer an assurance that it will have access to future improvements to the game it has purchased, thereby providing the retailer with a guarantee against obsolescence or defects in the game to be resold by the retailer to an end user. On this basis, control begins to transfer for the future update rights when the retailer purchases the full game.

Online Hosting

We note that control of the online hosting does not begin to transfer until the end user purchases the game from the retailer. On this basis, revenue recognition for the online hosting performance obligation commences when the end user purchases the full game from the retailer.

Online-Hosted Service Games

In addition, we note that we consider Online-Hosted Service Games to have a single performance obligation, the online hosting service. Therefore, for Online-Hosted Service Games sold at retail, revenue recognition does not commence until control begins to transfer which is when the end user purchases the game from the retailer, not when the retailer purchases the full game.

5.
Your response to prior comment 6 indicates that your subscription offerings provide subscribers with a license to current games included with the subscription. Please further clarify how you considered ASC 606-10-25-21 in determining that the license does not represent a separate performance obligation. In addition, please help us understand if you believe the standalone selling price of licenses in arrangements that extend beyond one month would be significant.

As discussed in the September 12 Letter, Origin Access, Origin Access Premier and EA Access (collectively “EA’s Subscriptions”) provide subscribers with various online benefits as well as licenses to current games included within the subscription and future games to be added to the subscription, some of which may either be played online only or online and offline. The offer to the end user is an integrated game service that includes licenses to current games (software licenses), access to an ongoing and evolving catalog of future games, online services and other member benefits.

In evaluating whether games within EA’s Subscriptions are distinct and separable, we separately evaluated Online-Hosted Service Games and Games with Services that are included within an EA Subscription.

Online-Hosted Service Games

A member cannot derive any benefit from their right to use the software licenses for Online-Hosted Service Games separately from the online hosting service within an EA Subscription. Because the software licenses for Online-Hosted Service Games are highly dependent on or highly interrelated with the online hosting service within an EA Subscription, the software licenses are not deemed distinct as per ASC 606-10-25-21(c). We note that this accounting treatment is

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consistent with how we account for licenses of software related to all our Online-Hosted Service Games and purchases of in game content for such games.

Games with Services

In evaluating whether the software licenses for Games with Services have separate performance obligations that are distinct from the online hosting service within an EA Subscription, we considered the criteria in ASC 606-10-25-19 to 25-22. While a member can play Games with Services available within EA’s Subscriptions offline, our contractual subscription terms only allow a member to play offline for a limited time without connecting online with a server maintained by EA or one of EA’s cloud-based service providers. For example, both our monthly and annual subscription terms require a member to periodically connect online (i.e., at least every thirty days) in order to continue their offline use of Games with Services. As a result, online connectivity significantly affects a member’s ability to play Games with Services offline. Therefore, the software licenses for Games with Services are highly dependent on or highly interrelated with the online hosting service within an EA Subscription. Accordingly, the software licenses are not deemed distinct in the context of the arrangement as per ASC 606-10-25-21(c).

Even if the individual software licenses for Games with Services were considered distinct, management has determined that the standalone selling price of individual software licenses within the EA Subscriptions that extend beyond one month would not be significant in relation to all the other benefits within the EA Subscriptions. Management believes that the requirement for a member to periodically connect online significantly reduces the value of the offline component of a single game relative to the future games to be added to the catalog, online services and other member benefits. Furthermore, as stated in the September 12 Letter, the intended benefit of an EA Subscription is an integrated service, providing members with the ability to access current games within the subscription, future games to be added to the subscription as well as, online services and other member benefits. We also note that members generally spend most of their time playing games most recently added to an EA Subscription after the initiation of the EA Subscription and engaging with the latest subscription benefits. Management further believes that future games to be added to the catalog, online services as well as the other member benefits provided in the subscription is a significant consideration as to why a player chooses to purchase an annual subscription rather than a monthly subscription. Thus, management believes that the value to the member of the individual software licenses received at the initiation of an EA Subscription is substantially lower than the right to the catalog of future games, online services, and other member benefits to be added to the EA Subscription in the future.

Separately, we also considered that even though some Games with Services can be downloaded and played offline for a limited time without connecting online with a server maintained by EA or one of EA’s cloud-based service providers, a member is generally limited to the number of such games that can be downloaded due to the size of files, storage capacity and internet bandwidth required. In addition, each game within the catalog often requires the player to spend a significant amount of time in order to engage and play the game, further limiting a member’s ability to access the full catalog of games. Given these limitations and the fact that a member needs to reconnect at least every thirty days, there is a restriction to the benefit a member can derive from the Games with Services available within an EA Subscription at any given time. This further supported our conclusion that even if individual software licenses for Games with Services were considered distinct, the relative value of the catalog at the inception of an annual subscription would not be significant.

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209 Redwood Shores Parkway, Redwood City, CA 94065 [TEL] 650 628 1500 www.ea.com

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to contact me at P: (650) 628-7768 or F: (650) 628-1398.

Sincerely,

ELECTRONIC ARTS INC.

By:	/s/ Kenneth A. Barker
Kenneth A. Barker
Chief Accounting Officer

Cc:	Andrew Wilson (Electronic Arts Inc.)
Blake Jorgensen (Electronic Arts Inc.)
Jacob Schatz (Electronic Arts Inc.)
Lisa Munro (KPMG LLP)
Brian Allen (KPMG LLP)

209 Redwood Shores Parkway, Redwood City, CA 94065 [TEL] 650 628 1500 www.ea.com